SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934

                            For the month of May 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or
              will file annual reports under cover of Form 20-F or
                                   Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---          ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---

                                                                  [LOGO OMITTED]


  Contacts:

  Tele Nordeste Celular Participacoes S.A.
  Walmir Urbano Kesseli
  Fabiola Almeida
  55.81.3216.2813
  fabiola.almeida@timnordeste.com.br
  ----------------------------------
  Polyana Maciel
  55.81.3216.2593
  polyana.maciel@timnordeste.com.br
  ---------------------------------
  Leonardo Wanderley
  55.81.3216.2594
  leonardo.wanderley@timnordeste.com.br
  -------------------------------------

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                  ANNOUNCES ITS RESULTS FOR FIRST QUARTER 2003

  Recife, Brazil (April 30, 2003) - Tele Nordeste Celular Participacoes S.A. (NYSE: TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company controlling the operating companies serving Band A cellular telecommunication clients in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, under the TIM brand name, today announced its results for the first quarter of 2003.

  Highlights

> Consolidated net revenue from operations for the first quarter of 2003 reached R$234.5 million increasing 9.4% compared to the first quarter of 2002

> EBITDA margin of 43.3% in the first quarter 2003, totaling R$ 101.7 million, representing an increase of 7.7% in relation to the same period the year before;

> Net Income of R$ 32.9 million for the first quarter 2003, a 41.8% increase in relation to the first quarter of 2002.


Operational Highlights

In terms of the number of network accesses, the Company estimates that its market share at the end of the first quarter of 2003 was 59%, while the penetration rate in the region was estimated at 12%, compared to the penetration rate in Brazil of approximately 21% (35.6 million lines).

As of March 31, 2003, the Tele Nordeste Celular operating companies as a whole had 1,977,199 customers, of which 688,810 (34.8%) were post-paid clients and 1,288,389 (65.2%) represented prepaid customers.

Commercial activities during the first quarter of 2003 resulted in consolidated gross additions of 121,694 customers, of which 92,676, or 76.2%, were prepaid and 29,018, or 23.8% were post-paid. Consolidated net additions during the first quarter of 2003 totaled 51,356 customers, all pre-paid, as a result of the disconnection of 70,338 clients due to non-payment, according to the Company's policy of maintaining a quality customer base in order to reduce delinquency rates as much as possible.

During the first quarter of 2003, bad debt was 3.7% of gross operating revenues, compared to 0.6% in the fourth quarter of 2002, and 4.1% in the first quarter of 2002.

During the first quarter of 2003, a new service was launched for the corporate segment, under the commercial name SMS Empresarial.

"SMS Empresarial TIM" is a service in which TIM Business customers can consult their databases through the sending and receiving of short text messages from a TIM cellular handset. These queries can be restricted (for authorized groups only) or open to any TIM cellular handset, according to the customer's needs. This service features high security and fees consistent with the customer's business profile.

An example of the SMS Empresarial in use is by the Department of Motor Vehicles (Detran) of the state of Pernambuco. Traffic police consult the Detran database using TIM cellular phones to check the license plate of any car from the state of Pernambuco for violations, outstanding fines and other information.

The service has been available since February 26, 2003. Those interested in obtaining more information can contact the corporate customer service center toll free at 08007031505. Other solutions aimed at providing increasing flexibility and efficiency to the corporate world are in the pipeline.

Tele Nordeste Celular and its subsidiaries, in line with the quest for innovation and the customer -centric strategy of the TIM Group, understand that the continuous services innovation and the continuous professional development of the employees, as well as the seeking of quality in attending our clients are the basis for its success both in the business and in the consumer segments.

Financial Highlights

Consolidated net revenue from operations for the first quarter of 2003 reached R$234.5 million, compared to R$251.3 million during the fourth quarter of 2002, and R$214.3 million during the first quarter of 2002.

Consolidated net revenue from operations during the first quarter of 2003 decreased 6.7% when compared with the fourth quarter of 2002. This reduction was mainly due to the 8.4% drop in outgoing traffic revenue, as well as the lower volume in interconnection revenue, as a result of seasonal factors in the region.

Due to the reduction in the flow of handsets to the market observed since the third quarter 2002, the operating companies under the control of TND, took the decision to sell again handsets to the dealers, restoring equilibrium of the market supply.

In relation to the first quarter of 2002, consolidated net revenue from operations increased 9.4%, which resulted from the 6.2% increase in net revenue from telecommunication services, as well as the 155.7% increase in revenues from the sale of handsets and accessories.


ARPU

The blended average revenue per user (ARPU), net of taxes, for the first quarter of 2003 totaled R$37 per month, compared to R$42 per month registered in the previous quarter, and the R$40 per month for the first quarter of 2002.

Evolution in Net Operating Revenues (R$ millions)

                                [GRAPIC OMITTED]

Selected Financial Data (in thousands of Reais)


                                   1st Qtr/03     4th Qtr/02      1st Qtr/02
Gross Revenues                         307,827        328,987         276,473
 - Taxes                              (73,310)       (77,712)        (62,199)
                                  ---------------------------------------------
Net Revenues                           234,517        251,275         214,274
Cost of Goods and Services Sold      (108,263)      (104,291)        (90,744)
Gross Profit                           126,254        146,984         123,530


Consolidated gross profit for the first quarter of 2003 reached R$126.3 million, representing a 14.1% drop quarter-over-quarter and an increase of 2.2% when compared with the first quarter of 2002. The reduction in relation to the fourth quarter of 2002 occurred due to the 6.7% drop in net revenue from operations.

In turn, the year-over-year increase, is due to the 9.4% increase in net revenue from operations, which was offset somewhat by the 19.3% increase in the cost of goods and services sold.

                                [GRAPHIC OMITTED]


Selected Financial Data (in thousands of Reais)


                                              2003                          2002
                                         -----------------------------------------------------------
                                           1st Qtr/03             4th Qtr/02            1st Qtr/02
                                         -----------------------------------------------------------
(Reclassified) (Reclassified)
Operating Expenses
 - Selling                                    (50,726)              (42,756)              (45,478)
 - General and administrative                 (20,645)              (27,424)              (24,360)
 - Other operating expenses, net               (6,397)               (8,131)               (8,911)
                                         -----------------------------------------------------------
Subtotal                                      (77,768)              (78,311)              (78,749)
                                         -----------------------------------------------------------
 - Net financial expenses (income)               9,897                 5,025               (1,671)
                                         -----------------------------------------------------------
Total                                         (67,871)              (73,286)              (80,420)
                                         ===========================================================


Consolidated net operating expenses decreased 7.4% compared to the previous quarter, due to lower general and administrative expenses and higher financial revenues. In relation to the first quarter of 2002, there was a 15.6% decrease that was also due to lower general and administrative expenses and higher financial revenues.

Consolidated bad debt expense during the first quarter of 2003 reached R$11.4 million, representing 3.7% of gross revenues for the quarter.

                                [GRAPHIC OMITTED]
SAC

Subscriber acquisition cost ("SAC") for the first quarter of 2003 was R$100, compared to R$84 during the fourth quarter of 2002, and R$107 registered during the first quarter of 2002.

                                [GRAPHIC OMITTED]


For the first quarter of 2003, Tele Nordeste Celular reported consolidated EBITDA and EBIT of R$101.7 million and R$49.5 million, respectively, representing an EBITDA margin of 43.3% and an EBIT margin of 21.1% over net operating revenues, compared to EBITDA of R$121.8 million and EBIT of R$70.1 million, with an EBITDA margin of 48.5% and EBIT margin of 27.9% over net operating revenues for the fourth quarter of 2002, and, EBITDA of R$94.4 million and EBIT of R$44.8 million, representing an EBITDA margin of 44.1% and EBIT margin of 20.9% over net operating revenues reported for the first quarter of 2002.

                                [GRAPHIC OMITTED]

                                [GRAPHIC OMITTED]


Tele Nordeste Celular's consolidated net income for the first quarter of 2003 amounted to R$ 33.0 million compared to R$ 46.0 million in the fourth quarter of 2002 and R$ 23.2 million in the first quarter of 2002.

                                [GRAPHIC OMITTED]

Goodwill Amortization

On June 30, 2000, Tele Nordeste Celular and its operating companies completed a restructuring process that resulted in the transfer of the goodwill paid during the privatization process from Bitel Participacoes S.A., the parent company of Tele Nordeste Celular, to each one of the operating companies. This restructuring was aimed at taking advantage of a tax benefit estimated at R$200 million over 8 years, through 2008, which will be incorporated into each operating company's share capital.

During the first quarter of 2003, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$6.3 million, generating a fiscal benefit of the same value.

Capitalization of Tax Benefit

The Annual Shareholders' Meeting (AGE) held on March 14, 2003, approved the proposal presented by Management regarding a capital increase for Tele Nordeste Celular in the amount of R$25.2 million, which corresponds to the tax benefit generated in fiscal 2002.

The Notice to Shareholders informing them about said increase was published on March 17, 2003. A full copy of this Notice is attached hereto.

Dividends

The General Shareholders' Meeting (AGO) that was held on March 14, 2003, approved Management's proposal regarding the payment of dividends.

This proposal included a distribution on of annual dividends equivalent to 25% of adjusted net income, after the 5% deduction (R$5.9 million) for the legal reserve. This amount represents total dividends of R$30.4 million net of income taxes, to be paid under equal conditions among the classes of shares, as allowed by Brazilian legislation.

The date set to begin paying dividends is May 13, 2003. The Notice to Shareholders informing the dividend amount restated by the TR benchmark rate, from the date of its distribution in 12/30/2002 until its payment date on 5/13/2003, will be published in the next few days.

Realization of part of the Special Reserve of Dividends Payable

The General Shareholders' Meeting (AGO) held on March 14, 2003, approved Management's proposal for realizing part of the special reserve of dividends payable, in the amount of R$2.2 million, which is the difference between the value the Company is receiving from its operating companies in the form of dividends relative to fiscal 2002, (R$ 30.4 million), and what the Company will distribute to its shareholders in the form of dividends for the current year (R$
28.2 million). The Notice to Shareholders informing the dividend amount restated by the TR benchmark rate, from the date of its distribution in 12/30/2002 until its payment date on 5/13/2003, will be published in the next few days.

Debt Profile

Consolidated debt at the end of the quarter was R$318.9 million, with R$260.4 million maturing in the short-term. Foreign currency denominated debt totaled R$96.7 million, all of which was converted into reais, in-line with the policy of the Company's controlling shareholder to minimize exposure to foreign currency risks and floating interest rates.

Net consolidated debt at March 31, 2003, totaled R$318.9 million, compared to a net cash position of R$442.3 million.

Investments

During the first quarter of 2003, the Company invested R$5.9 million. This investment was mainly aimed at network optimization.

On March 31, 2003, the Company had 919 radio base stations (ERBs), of which 10 were mobile providing services to 307 municipalities which cover of 74.5% of the population. In terms of network digitalization, 76.6% of voice channels were digital, with 98% of its clients using digital handsets.

Human Resources

On March 31, 2003, Tele Nordeste Celular and its operating companies had 1,031 employees, representing a productivity of 1,918 lines per employee.

Attachments:

- Selected historical data
- Consolidated EBITDA calculation
- Financial statements as of March 31, 2003 and 2002 - Notice to shareholders - Capital Increase


--------------------------------------------------------------------------------

This press release contains forward-looking statements. Statements that are not statements of historical fact only reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," forecasts," predicts," "plans, " "projects," and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, forecast or not by the Company. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Consolidated Historical Data

                                               ------------------------------------------
                                               1st Qtr/03    4th Qtr/02    1st Qtr/02
                                               ------------------------------------------
Clients
 - Total                                        1,977,199      1,925,843    1,808,706
Net Additions                                      51,356         21,131       51,046
Market share (%)                                       59             59           65
Year-over-year subscriber growth (%)                  9.3            9.6         16.2
Estimated population of region (in millions)         27.2           27.2         27.2
Penetration rate (%)
 - Tele Nordeste                                      7.1            6.9          6.5
 - Total                                             12.0           11.7         10.1
Municipalities covered                                307            307          295
MOU total                                             104            113          118
Churn total (%)                                       3.6            6.4          5.4
Blended ARPU (R$)
 - Total                                            36.95          42.10        39.50
SAC - Subscriber acquisition cost (R$)                100             84          107
Digitalization rate (%)
 - Network                                             77             77           75
 - Clients                                             98             98           95
Coverage
 - Population                                          75             75           75
 - Geographical area                                   29             29           29
Workforce                                           1,031          1,041        1,120




   Consolidated EBITDA Calculation (in thousands of Reais)

                                       -----------------------------------------
                                        1st Qtr/03    4th Qtr/02   1st Qtr/02
                                       -----------------------------------------
                                       ---------------------------
  Net Operational revenue                  234,517      251,275        214,273
   Operational income                        59,397       74,838        43,109
   Depreciation                              45,855       45,713        43,306
   Amortization of the goodwill               6,295        6,295         6,295
   Financial income                        (52,384)     (24,652)      (12,465)
   Financial expenses                        42,488       19,628        14,135

   EBITDA                                   101,651      121,822        94,381
   EBITDA Margin (%)                          43.34        48.48         44.05

Balance Sheets

March 31, 2003 and 2002
(In thousands of Reais)

                                                           Parent Company                   Consolidated
                                                    -----------------------------   ------------------------------
                                                     03.31.2003    03.31.2002        03.31.2003     03.31.2002
                                                    -----------------------------   ------------------------------
Assets

Current assets
Cash equivalents                                             154             190         442,293          232,090
Trade accounts receivable                                      -               -         174,735          117,478
Inventories                                                    -              63          10,832            6,395
Telecommunications companies                                   -               -               -           28,407
Recoverable taxes and contributions                        4,747           2,578          43,974           37,842
Deferred income and social contribution taxes                910             965          51,812           48,691
Dividends and interest on shareholders' equity            30,794          18,336               -                -
Other assets                                                 879           1,406          42,078           21,517
                                                    -----------------------------   ------------------------------
                                                          37,484          23,537         765,724          492,419
                                                    -----------------------------   ------------------------------

Noncurrent Assets
Tax incentives                                                 -               -           1,891            1,891
Deferred income and social contribution taxes              7,418           3,626         116,534          135,536
Loan to subsidiaries                                       4,859           3,534               -                -
Recoverable deferred income and social
contribution taxes                                             7               -           3,670
                                                    -----------------------------   ------------------------------
Other assets                                                  39              29          35,555           10,054
                                                    -----------------------------   ------------------------------
                                                          12,323           7,189         157,650          147,481
                                                    -----------------------------   ------------------------------

Permanent assets
Investments                                              759,667         648,257           9,393           12,630
Property, plant and equipment                              3,414           3,999         540,788          652,009
                                                    -----------------------------   ------------------------------
                                                         763,082         652,257         550,180          664,638
                                                    -----------------------------   ------------------------------

                                                    -----------------------------   ------------------------------
                                                         812,888         682,982       1,473,555        1,304,538
                                                    =============================   ==============================

Balance Sheets

March 31, 2003 and 2002
(In thousands of Reais)

                                                    -----------------------------   ------------------------------
                                                           Parent Company                   Consolidated
                                                    -----------------------------   ------------------------------
                                                     03.31.2003    03.31.2002        03.31.2003     03.31.2002
                                                    -----------------------------   ------------------------------
Liabilities

Current liabilities
Suppliers                                                  1,560             917          50,941           41,722
Financing and loans                                            -               -          56,091           48,898
Debentures                                                     -               -         222,216           17,636
Taxes and contributions payable                              322             411          57,520           69,690
Salaries and vacation pay                                  2,215           2,567           5,176            6,596
Subsidiaries                                              27,694          12,710               -                -
Telecommunications companies                                   -               -               -           10,516
Dividends and interest on shareholders' equity            32,870          21,229          47,671           30,943
Other liabilities                                          4,877           4,020          28,749           19,790
                                                    -----------------------------   ------------------------------
                                                          69,537          41,853         468,364          246,060
                                                    -----------------------------   ------------------------------

Noncurrent liabilities
Financing and loans                                            -               -          83,828           82,734
Debentures                                                     -               -               -          200,000
Provision for contingencies                                  240              40          17,555            6,231
                                                    -----------------------------   ------------------------------
                                                             240              40         101,383          288,964
                                                    -----------------------------   ------------------------------
Minority interests                                             -               -         160,697          128,424
                                                    -----------------------------   ------------------------------

Shareholders' equity
Capital                                                  288,443         186,054         288,443          186,054
Special reserves                                         169,533         188,948         169,533          188,948
Profit reserves                                          122,195         118,511         122,195          118,511
Retained earnings                                        162,940         147,556         162,940          147,566
                                                    -----------------------------   ------------------------------
                                                         743,111         641,089         743,111          641,089
                                                    -----------------------------   ------------------------------

                                                    -----------------------------   ------------------------------
                                                         812,888         682,982       1,473,555        1,304,538
                                                    =============================   ==============================

Statements of Income

For the quarters ended March 31, 2003 and 2002
(In thousands of Reais)

                                                                 -------------------------------- -----------------------------
                                                                         Parent Company                   Consolidated
                                                                 -------------------------------- -----------------------------
                                                                   03.31.2003      03.31.2002      03.31.2003     03.31.2002
                                                                 -------------------------------- -----------------------------
Gross Revenues
Telecommunication services and sale of goods                                   -               -        307,827        276,473
Deductions (taxes and discounts)
                                                                               -               -       (73,310)       (62,199)
                                                                 -------------------------------- -----------------------------
Net revenue
                                                                               -               -        234,517        214,274
Cost of goods sold and services rendered
                                                                               -               -      (108,264)       (90,745)
                                                                 -------------------------------- -----------------------------
Gross profit
Gross Revenues                                                                 -               -        126,254        123,529

Operating revenues (expenses)
Selling expenses                                                               -               -       (50,726)       (43,872)
Administrative and general expenses                                      (2,257)         (1,984)       (19,631)       (24,360)
Financial expenses                                                       (1,799)           (620)       (42,488)       (14,135)
Financial income                                                             395             171         52,384         12,465
Equity in income of subsidiaries                                          35,547          24,778          (788)        (1,554)
Employees Interest                                                         (464)           (350)        (1,014)          (792)
Other operating income                                                       229               -          3,832          3,017
Other operating expenses                                                    (20)             (7)       (10,230)       (13,533)
                                                                 -------------------------------- -----------------------------

Operating income (loss)                                                   31,631          21,988         57,593         40,765
                                                                 -------------------------------- -----------------------------

Nonoperating income                                                           13             472             96            851
Nonoperating expenses                                                        (6)               -          (163)          (881)
                                                                 -------------------------------- -----------------------------

Income before taxes, reversal of interest on shareholders'
equity and minority interests                                             31,638          22,460         57,526         40,735
                                                                 -------------------------------- -----------------------------

Income and social contribution taxes                                       1,329             788       (14,514)       (10,065)
Reversal of interest on shareholder's equity                                                   -              -              -

Net income before minority interests                                      32,967          23,248         43,012         30,670
                                                                 -------------------------------- -----------------------------

Minority interests                                                             -               -       (10,045)        (7,422)
                                                                 -------------------------------- -----------------------------

Net Income (loss)                                                         32,967          23,248         32,967         23,248
                                                                 ================================ =============================

Net income (loss) per lot of thousand shares (R$)                           0.10            0.07
                                                                 ================================

Number of shares at year end (thousands)                             345,739,620     337,768,635
                                                                 ================================

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                           CNPJ/MF: 02.558.156/0001-18
                               NIRE: 533.0000575-3

                             Publicly Traded Company


                             NOTICE TO SHAREHOLDERS
                                CAPITAL INCREASE


We hereby notify our Shareholders and Market in General that, the Special Shareholders' Meeting of Tele Nordeste Celular Participacoes S.A. ("Tele Nordeste Celular" or "Company") held on March 14, 2003, approved a capital increase in the amount of R$25.180.628,42 (twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty two cents), whereby the Company's capital now amounts to R$313.623.117,04 (three hundred and thirteen million, six hundred and twenty three thousand, one hundred and seventeen reais and four cents), through the capitalization of the tax benefit resulting from the goodwill amortization incorporated due to the partial split-off of Tele Nordeste Celular Participacoes S.A. ("TNC"), as allowed by article 7, paragraph 1 of CVM Instruction No. 319/99 and 320/00, and provided for in clause 8 of TNC's Partial Split-Off Protocol.

Pursuant to the provision in said CVM Instruction and in article 171 of Law No. 6.404, dated December 15, 1976, the shares issued through the capitalization will be destined to the controlling shareholder Bitel Participacoes S.A., with all other shareholders having the option to exercise their right of preference in the subscription of such shares. Those shareholders who exercise their right of preference shall pay Bitel Participacoes S.A. directly the amounts corresponding to their right of preference.

The capital increase maintains the existing types and classes of shares in the same proportions, and each shareholder will exercise their right of preference relative to the same amount of shares they retain.

The deadline for Shareholders to exercise their right of preference is 30 (thirty) days as of the publication date of this Notice, whereby the following conditions shall be observed:

1 - AMOUNT OF CAPITAL INCREASE:
 R$ 25,180,628.42 (twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty two cents).


2 - QUANTITY AND TYPE OF SHARES TO BE ISSUED:

------------------------------------------------------------------------------------------------------------------------------
                      NUMBER OF SHARES                                              TYPE OF SHARE
------------------------------------------------------------------------------------------------------------------------------
4,571,532,006 (Four billion, five hundred and seventy one                       Book entry common with no par value
shares million, five hundred and thirty two thousand and six)
------------------------------------------------------------------------------------------------------------------------------
7,516,583,848  (Seven  billion,  five  hundred  and  sixteen                    Book entry preferred shares with no par value
million,  five  hundred  and eighty  three  thousand,  eight hundred and forty eight)
------------------------------------------------------------------------------------------------------------------------------

3 - ISSUE AND SUBSCRIPTION PRICE:

R$ 1.71 per lot of 1,000 common shares; R$ 2.31 per lot of 1,000 preferred shares.

4. JUSTIFICATION OF ISSUE PRICE:

The calculation of the share issue price was done based on the average market value of the share, pursuant to the price quotes registered over the last ten trading days up to two days prior to the Special Shareholders' Meeting, that will decide on this capital increase, or by the Book Value of the share on 12/31/2002, whichever is higher. In this case, the value used is the price quotes registered over the last ten trading days up to two days prior to the Special Shareholders' Meeting.

5 - DEADLINE FOR EXERCISING THE RIGHT OF PREFERENCE:

--------------------------------------------------------------------------------
                   Start Date: 03/17/2003             End Date: 04/15/2003
--------------------------------------------------------------------------------

6 - PROPORTION OF RIGHT:

In order to determine the number of shares to subscribe, the shareholder shall multiply the quantity of shares owned on 03/14/2003 by the following factor::

--------------------------------------------------------------------------------
     TYPE OF STOCK OWNED          SHARE FACTOR              TYPE TO SUBSCRIBE
--------------------------------------------------------------------------------
            Common                 0.0349631                      Common
--------------------------------------------------------------------------------
          Preferred                0.0349631                    Preferred
--------------------------------------------------------------------------------


7. METHOD OF PAYMENT:

On demand, when making the subscription.

8 - CONDITIONS FOR SUBSCRIBING:

8.1 - Those shareholders who purchased shares up to and including 03/14/2003 will be entitled to subscribe. (In American market, the date will be 04/04/2002). Those shares purchased as of 03/17/2003 will be ex-right of preference for the assignee..

8.2 - The titleholders of shares who wish to negotiate their rights of subscription, during the right of preference exercise period, shall request the assignment of rights document, which will be issued by the depositary institution of the book entry shares, Banco ABN AMRO Real S.A, or by the Custodian Entity.

8.3. - The Custodian Entities may issue only one assignment of right nominative for each subscriber.

8.4 - The Custodian Entities may subscribe in their name, as fiduciary agents, up to the amount corresponding to the shares in custody.

8.5 - Once an assignment of right is issued and, in the event of a new sale, a notarized declaration which verifies the assignment of right will be requested.

8.6 - Under no circumstances will copies of assignments of rights be accepted.

9 - DIVIDENDS:

The shares resulting from this subscription will not be entitled to the dividends relative to the fiscal year ended December 31, 2002 and will be entitled to a full dividend payment for the year ending December 31, 2003.

10 - LEFTOVERS:

There will be no excess rights of subscription.

11. - GENERAL INSTRUCTIONS:

During the right of preference exercise period, shareholders shall go to a Banco ABN AMRO Real S.A branch and request the Share Subscription Form, specifying the number of shares to be purchased.

12 - DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHT:

12.1 - Personal Entities: Identification Card, CPF (Individual Taxpayer ID) and proof of residence.

12.2 - Legal Entities: Articles of Association or Bylaws, as well as minutes of meeting that elected the current Board, and proof of address.

12.3 - In the case of representation by power of attorney, presentation of said document will be necessary, as well as the documents mentioned in the above items relative to the grantor.

13 - SERVICE LOCATIONS

Banco ABN AMRO Real S.A. branch offices.



                             Recife, March 17, 2003


                              Walmir Urbano Kesseli
                    Financial and Investor Relations Director

                         Tele Nordeste Celular Participacoes S.A.


                         Quarterly Information
                         March 31, 2003
                         (A translation of the original report in Portuguese containing Quarterly Information prepared in accordance with the accounting practices originating in Brazil's Corporation Law)

Tele Nordeste Celular Participacoes S.A.



Quarterly Information

March 31, 2003





Contents


Special Review Report of Independent Auditors                                 2

Balance Sheets                                                                3

Statements of Income                                                          4

Notes to Quarterly Information                                             5-24

Special Review Report of Independent Auditors

The Board of Directors and Shareholders
Tele Nordeste Celular Participacoes S.A.
Recife, PE


We have conducted a special review of the Quarterly Information (ITR) of Tele Nordeste Celular Participacoes S. A. for the quarter ended March 31, 2003, which comprised the Company's balance sheet, statement of income, the performance report and relevant information, prepared in accordance with the accounting practices adopted in Brazil.

Our review was conducted in accordance with specific norms established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Board of Accountancy, mainly comprising: (a) interviews and discussions with the administrators responsible for the Company's Accounting, Financial and Operational areas, in respect to the key criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that have or may have relevant effects on the Company's financial situation and operations.

Based on our special review, we are not aware of any relevant change that should be made to the above mentioned quarterly information, in order for it to be in conformity with the accounting practices adopted in Brazil and norms established by the Comissao de Valores Mobiliarios - CVM (Brazil's equivalent of the Securities and Exchange Commission of the United States), specifically concerning the disclosure of quarterly information.



                           Recife, PE, April 14, 2003

                          [LOGO--OMITTED]ERNST & YOUNG
                          Auditores Independentes S.C.
                         CRC - 2SP 015.199/O-6 - S - PE



                          Aurivaldo Coimbra de Oliveira
                                   Accountant

Tele Nordeste Celular Participacoes S.A.


Notes to the Quarterly Information for the quarter ended March 31, 2003 (In thousands of reais, unless otherwise stated)

Tele Nordeste Celular Participacoes S.A.



Balance sheets

March 31, 2003

(In thousands of reais)





                                                                  Company                          Consolidated
                                                        -----------------------------    ---------------------------------

Assets                                                      03.31.03        12.31.02           03.31.03         12.31.02
                                                        -----------------------------    ---------------------------------

Current assets

    Cash and cash equivalents                                     154            602            442,293           414,413
    Trade accounts receivable                                       -              -            174,735           168,494
    Inventories                                                     -              -             10,833             8,774
    Recoverable taxes                                           4,754          5,873             47,644            30,294
    Deferred income and social contribution taxes                 910          1,234             51,812            51,244
    Dividends and interest on shareholders' equity             30,794         30,405                  -                 -
    Other assets                                                  879            389             24,175             3,348
                                                        --------------   ------------    ---------------  ----------------

                                                               37,491         38,503            751,492           676,567
                                                        --------------   ------------    ---------------  ----------------


Noncurrent assets

    Deferred income and social contribution taxes               7,417          5,764            116,534           121,176
    Loan to subsidiaries                                        4,859          5,776                  -                 -
    Other assets                                                   39             39             12,154            12,521
                                                        --------------   ------------    ---------------  ----------------

                                                               12,315         11,579            128,688           133,697
                                                        --------------   ------------    ---------------  ----------------



Permanent assets

    Investments                                               759,667        724,036              9,391            10,179
    Property, plant and equipment                               3,415          3,699            540,788           580,910
                                                        --------------   ------------    ---------------  ----------------

                                                              763,082        727,735            550,179           591,089
                                                        --------------   ------------    ---------------  ----------------




    Total assets                                              812,888        777,817          1,430,359         1,401,353
                                                        ==============   ============    ===============  ================


                                                                  Company                          Consolidated
                                                        -----------------------------    ---------------------------------

Liabilities and shareholders' equity                        03.31.03        12.31.02           03.31.03         12.31.02
                                                        -----------------------------    ---------------------------------

 Current liabilities

  Trade accounts payable                                        1,560            980            50,941             62,868
  Loans                                                             -              -            38,187             46,269
  Debentures                                                        -              -           222,216            209,954
  Taxes payable                                                   322          2,767            57,520             41,949
  Salaries and vacations payable                                2,215          3,630             5,176              8,117
  Due to related parties                                       27,694         22,252                 -                  -
  Dividends and interest on shareholder's equity               32,870         32,526            47,671             47,217
  Other liabilities                                             4,876          5,297            28,749             30,573
                                                       --------------- --------------   ---------------  -----------------

                                                               69,537         67,452           450,460            446,947
                                                       --------------- --------------   ---------------  -----------------

 Noncurrent liabilities

  Loans                                                             -              -            58,536             77,466
  Provision for contingencies                                     240            220            17,554             16,058
                                                       --------------- --------------   ---------------  -----------------

                                                                  240            220            76,090             93,524
                                                       --------------- --------------   ---------------  -----------------


 Minority interests                                                 -              -           160,698            150,737
                                                       --------------- --------------   ---------------  -----------------


 Shareholders' equity

  Paid in capital                                             288,443        288,443           288,443            288,443
  Capital reserve                                             169,532        169,532           169,532            169,532
  Profit reserves                                             122,196        122,196           122,196            122,196
  Retained earnings                                           162,940        129,974           162,940            129,974
                                                       --------------- --------------   ---------------  -----------------

                                                              743,111        710,145           743,111            710,145
                                                       --------------- --------------   ---------------  -----------------

   Total liabilities and shareholders' equity                 812,888        777,817         1,430,359          1,401,353
                                                       =============== ==============   ===============  =================

Tele Nordeste Celular Participacoes S.A.


Statements of income

For the quarters ended March 31, 2003 and 2002

(In thousands of reais)



                                                                  Company                  Consolidated
                                                         ---------------------------  -----------------------

                                                          03.31.03       03.31.02     03.31.03     03.31.02
                                                         ------------  -------------  ----------   ----------


Gross revenue from services and sales

    Telecommunication services and sale of goods                   -              -     307,827      276,473

Deductions                                                         -              -     (73,310)     (62,200)
                                                         ------------  -------------  ----------   ----------

Net revenue                                                        -              -     234,517      214,273

Cost of goods sold and services rendered                           -              -    (108,263)     (90,744)
                                                         ------------  -------------  ----------   ----------

Gross profit                                                       -              -     126,254      123,529

Operating revenues (expenses):

    Selling expenses                                               -              -     (50,726)     (43,872)
    General and administrative expenses                       (2,721)        (2,334)    (20,645)     (25,152)
    Financial expenses                                        (1,799)          (620)    (42,487)     (14,135)
    Financial income                                             395            171      52,384       12,465
    Equity pickup from subsidiaries                           35,547         24,778        (788)      (1,554)
    Other operating income                                       229              -       3,833        3,017
    Other operating expenses                                     (20)            (7)    (10,230)     (13,533)
                                                         ------------  -------------  ----------   ----------

Operating income                                              31,631         21,988      57,595       40,765
                                                         ------------  -------------  ----------   ----------

    Nonoperating income                                           13            472          96          850
    Nonoperating expenses                                         (7)             -        (163)        (880)
                                                         ------------  -------------  ----------   ----------

Income before taxes on income                                 31,637         22,460      57,528       40,735
                                                         ------------  -------------  ----------   ----------

    Income and social contribution taxes                       1,329            788     (14,516)     (10,065)
                                                         ------------  -------------  ----------   ----------

Income before minority interests                              32,966         23,248      43,012       30,670
                                                         ------------  -------------  ----------   ----------

Minority interests                                                 -              -     (10,046)      (7,422)
                                                         ------------  -------------  ----------   ----------

Net income for the period                                     32,966         23,248      32,966       23,248
                                                         ============  =============  ==========   ==========

Net income per thousand shares - R$                             0.10           0.07
                                                         ============  =============

Number of shares at quarter end (thousands)              345,739,620    337,768,635
                                                         ============  =============


See accompanying notes.

1        Operations

Tele Nordeste Celular Participacoes S.A. was formed on May 22, 1998, through spin-off of certain assets and liabilities of TELEBRAS, based on the balance sheet as of February 28, 1999, in connection with the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participacoes S.A. is a publicly traded corporation controlled by Bitel Participacoes S.A., which holds 52.32% of voting capital and 21.18% of total capital.

The concession for rendering Band "A" cellular telephone services to the operating subsidiaries that cover the States of Alagoas, Ceara, Piaui, Rio Grande do Norte, Paraiba and Pernambuco, were granted by the Federal Government on November 4, 1997 and may be renewed for successive periods of 15 years.

The business activities of operating subsidiaries, including the services they may provide and the maximum tariff rates to be charged are regulated by the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL), the regulatory agency for Brazil's telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.

TIMNET.COM S.A. was formed on June 13, 2000, in which Tele Nordeste Celular Participacoes S.A. holds a 20% shares interest. The business purpose of this company is to provide Internet access to end users, as well as related services, hosting of Internet services, web design, the rendering of information and data processing services, and technical consulting and assistance regarding information technology and telecommunications.

2        Corporate Reorganization - The Millennium Project

At the time the controlling shareholder of Tele Nordeste Celular Participacoes S.A. acquired its common shares participation, resulting from the privatization process, it paid an amount in addition to the accounting value of the common shares, thus characterizing a premium. In the first quarter of 2000, Tele Nordeste Celular Participacoes S.A. and its controlling shareholder started a corporate reorganization for the transfer of this premium to its operating subsidiaries in order to benefit of the tax deductibility resulting from the premium amortization.

As the first phase of the corporate restructuring, the premium was transferred to Tele Nordeste Celular Participacoes S.A. by means of a two-step process, involving the formation by the controlling shareholder of a new subsidiary to which the premium was transferred and later on the merger by absorption of this new subsidiary into Tele Nordeste Celular Participacoes S.A. on April 3, 2000. These two steps were completed on April 28, 2000, at which date they were approved by the Extraordinary Shareholders General Meeting.

In the second phase, Tele Nordeste Celular Participacoes S.A. performed a spin-off, by which the operating subsidiaries incorporated the respective participation in the premium. This second phase was approved by the Board of Directors of Tele Nordeste Celular Participacoes S.A. on May 30, 2000 and by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000.

The accounting records kept for corporate and tax purposes resulting from the corporate restructuring process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

                                                                Consolidated
                                                     ---------------------------------

                                                           03.31.03          12.31.02
                                                     ---------------   ---------------
Premium incorporated for investment acquisition,
  net of accumulated amortization                           394,991           413,506
Provision for integrity of net equity,
  net of reversals                                         (260,694)         (272,914)

                                                     ---------------   ---------------
Tax benefits                                                134,297           140,592
                                                     ===============   ===============

The premium was recorded under the financial precept of expected future profitability and is being amortized over a 10-year period, as per the appraisal report prepared by a specialized firm. In view of the Company's projected operating results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report. During the current year, there were no changes in the Company's management expectation in relation to the amortization period established.

The provision for integrity of net equity represents 66% of premium net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

In order to provide a better presentation of the financial statements, the net amount of premium less the provision of R$ 134,297 that, in essence, represents the tax credit balance, was classified in the balance sheet under current assets (R$ 25,180) and noncurrent assets (R$ 109.117) as deferred income and social contribution tax credits. Amortization of premium and the reversal of the provision are recorded, respectively, as other operating expenses and income.

3        Presentation of the quarterly information

The consolidated quarterly information was prepared in accordance with the accounting practices originating in Brazil's Corporation Law and the complementary rules of the Brazilian Securities and Exchange Commission - CVM (Brazilian regulatory authority for listed companies).

Some March 31, 2002 accounts of the statement of income were reclassified for purposes of adequacy and consistency with the current year. Due to their immateriality, they are not been detailed.

4        Consolidated Financial Statements

The consolidated financial statements include Tele Nordeste Celular Participacoes S.A. and the following subsidiary companies:

                                                  % de Participation
                                                 -----------------------

Telasa Celular S.A.                                         78.7759
Teleceara Celular S.A.                                      79.9870
Telepisa Celular S.A.                                       79.4588
Telern Celular S.A.                                         76.1892
Telpa Celular S.A.                                          71.8475
Telpe Celular S.A.                                          78.6831

The consolidation process includes the following principal procedures:

a.   Elimination of intercompany asset and liability balances;

b. Elimination of participation in subsidiaries' capital, reserves and retained earnings;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interests in the consolidated financial statements.

5    Summary of Principal Accounting Practices

Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

a.   Cash and cash equivalents

Consists of bank account balances and short-term investments that mature in less than three months. The latter are stated at cost plus earnings to the balance sheet date.

b.   Trade accounts receivable

Accounts receivable from telecommunication service subscribers are stated at the tariff rate in effect on the date the service is rendered. They also include amounts receivable from services rendered but not billed up to the balance sheet date as well as receivables arising from the sale of cellular telephones.

c.   Allowance for doubtful accounts

Is set up at an amount considered adequate to cover any adventitious losses arising on collection of accounts receivable, taking into consideration the risks involved.

d.   Inventories

Comprising mainly cellular telephones for resale, are valued at average cost, net of a provision for adjustment to market value, when applicable.

e.   Investiments

Investments in subsidiaries and affiliates are valued at the equity method, and their accounting practices are in line with those of the parent company.

f.   Property, plant and equipment

Are recorded at acquisition or construction cost, less accumulated depreciation. Expenditures incurred with repair and maintenance costs are capitalized when representing improvements (increase of installed capacity or extended estimated useful life), otherwise they are charged to operating results, observing the accrual basis. Interest on loans financing construction in progress is capitalized and depreciated over the estimated useful life of the asset item. The recovery of property, plant and equipment through operations is reviewed annually.

Depreciation is calculated by the straight-line method at rates that take the estimated useful life of the assets into consideration, as shown in Note 10.

g.   Income and social contribution taxes

Income and social contribution taxes are calculated at the rate in effect at the date of preparation of the financial statements, according to the accrual basis.

Deferred income and social contribution taxes are recorded in current and noncurrent assets, according to their expected realization date, and are reviewed annually.

The tax credit resulting from merger of the spun off assets of Tele Nordeste Celular Participacoes S.A. into its subsidiaries is being realized over a 10-year period.

h.   Loans and financing

Loans and financing include interest accrued to the balance sheet date. As mentioned in Note 11, the subsidiaries have hedge contracts that effectively convert liabilities denominated in U.S. dollars into obligations denominated in reais, in order to protect themselves against an unexpected devaluation of the real in relation to the U.S. dollar. Hedge operation gains and losses are shown in the statement of operations on the accrual basis, at contracted rates.

i. Vacations accrual

Vacations and related charges are accrued in proportion to the vacation acquisition period.

j.   Provision for contingencies

Is set up based on management's expectations, supported by the legal advisors' opinion, at amounts judged sufficient to cover probable losses and risks.

k.   Recognition of operating income

Income derived from services rendered and from the sale of cellular telephones is recorded according to the date the services are rendered or the sale made. The telecommunication cellular services comprise the subscription, use, use of network and other services rendered to subscribers and other telecommunication operators. Services rendered in the period between the billing date up to the end of each month are estimated and recognized as income in the month the service is rendered.

Prepaid telecommunication services are recognized on the accrual basis in the period they are used, based on the effective use recorded in each period.

l.   Employees' profit sharing

The Company accrued the employees' participation in profit based on operating goals and the amounts are subjected to the approval of the Shareholders' General Meeting.

m.  Financial instruments

The Company estimates, based on the relevant market information available or other evaluation techniques, the fair value of the financial instruments, including the hedge instruments, at the balance sheet date.

n. Use of estimates

The preparation of the Company's and consolidated financial statements require management to make estimates and establish assumptions that may affect the amounts disclosed in the financial statements and corresponding notes. The actual results may differ from these estimates.

o.  Income per 1,000-share lot

Income per 1,000-share lot is calculated based on the number of outstanding shares at the balance sheet date.

6        Transactions with Related Parties

The main transactions between related parties are represented by network use services and loans, and were carried out under normal market conditions.


                           Telasa    Telpe     Telpa    Telern   Teleceara   Telepisa   Balances   Balances
                           Celular   Celular   Celular  Celular  Celular     Celular    in         in
                           S.A.      S.A.      S.A.     S.A.     S.A.        S.A.       03.31.03   12.31.02
                           --------- --------- -------- ------------------------------- ---------- ----------

ASSETS
Noncurrent                      533     1,891      497       499       1,120       319      4,859      5,776
  Other rights                  533     1,891      497       499       1,120       319      4,859      5,776

Dividends and interest
  shareholders' equity        3,926     5,748      978     3,665      14,140     2,337     30,794     18,043

LIABILITIES
Current                           -    27,694        -         -           -         -     27,694     22,252
   Other obligations              -         -        -         -           -         -          -         29
   Loans                          -    27,694        -         -           -         -     27,694     22,223

EXPENSES                          -     1,377        -         -           -         -      1,377      2,826
  Financial expenses              -     1,377        -         -           -         -      1,377      2,826

INCOME                           50        73       12        46         178        29        388     21,450
  Financial income                -         -        -         -           -         -          -         39
  Interest on shareholders'
  equity                         50        73       12        46         178        29        388     21,411

The Company signed a management agreement with its collaborating shareholder Telecom Italia Mobile SpA, encompassing consulting services for the business development. This contract was duly approved by the Extraordinary Shareholders Meeting of November 29, 2000 and establishes, mainly, a quarterly remuneration of 1% of the consolidated net operating income. The agreement matures in September 2003. During the quarterly ended March 31, 2003, the expenses related to this agreement totaled R$ 2,384, shown as administrative expenses in consolidated.

Since October 2001, the Company's subsidiary operators are offering their customers Internet services through the investee TimNet.com.

Assets and liabilities related to the use of the network refer to consideration for the provision of interconnection services.

Loans relate to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

Rights and obligations relate mainly to the sale of cellular telephones between related companies.

7        Trade Accounts Receivable

                                                    Consolidated
                                          --------------------------------

                                             03.31.03         12.31.02
                                          ---------------  ---------------

Services billed
                                                 112,349           97,480
Unbilled services
                                                  29,265           33,599
Network use
                                                  41,308           39,497
Sale of goods
                                                  23,606           26,890
                                          ---------------  ---------------


                                                 206,528          197,466

Allowance for doubtful accounts
                                                (31,793)         (28,972)
                                          ---------------  ---------------


                                                 174,735          168,494
                                          ===============  ===============


Falling due
                                                  98,131          136,322
Matured for up to 60 days
                                                  44,616           27,644
Matured for over 61 days
                                                  63,781           33,500
                                          ---------------  ---------------


                                                 206,528          197,466
                                          ===============  ===============

8        Deferred income and social contribution taxes

The Company and its subsidiaries, based on the expectation of future taxable income generation, recognizes tax credits on tax losses for the prior years, which do not have expiration term and whose offsetting is limited to 30% of the annual taxable income.

Deferred income and social contribution tax credits are composed as follows:


                                                       Controladora                       Consolidado
                                               ---------------------------------  ---------------------------

                                                    31.03.03          31.12.02       31.03.03       31.12.02
                                               ----------------  ---------------  ------------  -------------

Credit from the merger (Note 2 and 5g)                  -                -           134,297        140,592
Provision for contingencies                            82               75             5,521          4,915
Allowance for doubtful accounts                         -                -            10,809          9,851
Employees' profit sharing                             732              574             1,603          1,258
Tax losses                                          5,454            4,239             6,033          5,637
Loan for use depreciation - complement                  -                -             7,338          6,718
Social contribution tax negative basis              1,964            1,526             2,126          1,983
Other provisions                                       95              584               619          1,466
                                              ----------------  ---------------   ------------  -------------

                                                    8,327            6,998           168,346        172,420

Short-term                                           (910)          (1,234)          (51,812)       (51,244)
                                              ----------------  ---------------   ------------  -------------

Long-term                                           7,417            5,764           116,534        121,176
                                              ================  ===============   ============  =============


According to the projections prepared by the Company's management, the long-term deferred income and social contribution taxes existing at March 31, 2003 will be realized over the following years:


                           Company             Consolidated
                      ------------------    ------------------

2004                              3,064                28,244
2005                              3,064                27,880
2006                              1,289                25,180
2007                                  -                25,180
2008                                  -                10,050
                      ------------------    ------------------

                                  7,417               116,534
                      ==================    ==================

The reconciliation of income and social contribution tax expense calculated by the application of the combined tax rates and the amounts charged against the operating results for the period in 2003 and 2002 is shown below:



                                                                  Company                  Consolidated
                                                         -------------------------- -------------------------

                                                           03.31.03      03.31.02     03.31.03     03.31.02
                                                         ------------  ------------ ------------ ------------

Income before taxes on income                                 31,637        22,460       57,528       40,735

Combined tax rate                                                34%           34%          34%          34%

                                                         ------------  ------------ ------------ ------------
ncome and social contribution taxes due                      10,757         7,636       19,560       13,850

Additions (deductions):
   Provision for shareholders' equity integrity                                         (4,155)      (4,155)
                                                                   -             -
   Equity pickup                                            (12,086)       (8,424)          268
                                                                                                           -
   Other                                                                                (1,157)          370
                                                                   -             -
                                                         ------------  ------------ ------------ ------------
                                                            (12,086)       (8,424)      (5,044)      (3,785)

Income and social contribution taxes charged
    (credited) to operating results for the period           (1,329)         (788)       14,516       10,065
                                                         ============  ============ ============ ============

Actual tax rate                                                -4.2%         -3.5%        25.2%        24.7%
                                                         ============  ============ ============ ============


 9       Investiments (Company)

Participation in subsidiaries at March 31, 2003

                                     Telasa     Telpe    Telpa    Telern   Teleceara   Telepisa   Timnet.
                                    Celular   Celular  Celular   Celular    Celular    Celular        Com
                                       S.A.      S.A.     S.A.      S.A.       S.A.       S.A.       S.A.        Balance
                                  ---------- --------- -------- ---------- ---------- ---------- ------------   ----------

Capital                             33,971   125,621   43,164    45,012     94,743     24,762     78,000

Quantity of shares hold (000)
Common                            2,686,484  3,484,857 421,895   330,503    656,371    799,312  15,600,000
Preferred                         2,493,196  2,946,710 571,404   533,176  1,057,883  1,090,126          -

Participation (%)                  78.7759%  78.6831%  71.8475% 76.1892%   79.9870%   79.4588%   20.0000%

Shareholders' equity without the
premium special reserve as of
03.31.03                             78,823   216,050   68,840    71,140    253,542     52,833     46,956
                                  ========== ========= ======== ========== ========== ========== ==========

Income (loss) for the period          6,290    10,387    4,589     4,269     17,772      3,074    (3,938)
                                  ========== ========= ======== ========== ========== ========== ==========

Equity pickup                         4,955     8,173    3,297     3,253     14,215      2,442      (788)         35,547
                                  ========== ========= ======== ========== ========== ========== ==========     ==========

Investment                           62,094   169,995   49,460    54,201    202,800     41,980      9,391        589,921
Premium special reserve              16,946    78,043   15,134    15,466     35,092      9,065          -        169,746

                                  ---------- --------- -------- ---------- ---------- ---------- ------------   ----------
Investiment at 03.31.03              79,040   248,038   64,594    69,667    237,892     51,045      9,391        759,667
                                  ========== ========= ======== ========== ========== ========== ==========     ==========

Participation in subsidiaries at December 31, 2002


                                     Telasa     Telpe    Telpa    Telern   Teleceara   Telepisa   Timnet.
                                    Celular   Celular  Celular   Celular    Celular    Celular        Com
                                       S.A.      S.A.     S.A.      S.A.       S.A.       S.A.       S.A.        Balance
                                  ---------- --------- -------- ---------- ---------- ---------- ------------   ----------
I
Capital
                                   33,971    125,621    43,164    45,012      94,743     24,762      78,000

Quantity of shares hold (000)
Common                          2,686,484  3,484,857   421,895   330,503     656,371    799,312  15,600,000
Preferred                       2,493,196  2,946,710   571,404   533,176   1,057,883  1,090,126           -

Participation (%)                78.7716%   78.6817%  71.8475%  76.1863%    79.9662%   79.4036%    20.0000%

Shareholders' equity without
the premium
special reserve as of 12.31.02     72,534    205,663    64,250    66,873     235,771     49,758      50,894
                                  ========== ========= ======== ========== ========== ========== ==========

Profit (loss) for the year         20,722     31,312    17,955    19,997      73,776     12,226    (21,441)
                                  ========== ========= ======== ========== ========== ========== ==========

Equity pickup                      16,323     24,637    12,900    15,233      58,957      9,708     (4,288)      133,470
                                  ========== ========= ======== ========== ========== ========== ==========     ==========

nvestment                         57,136    161,820    46,163    50,947     188,537     39,510      10,179      554,292
Premium special reserve            16,946     78,042    15,134    15,465      35,092      9,065           -      169,744

                                  ---------- --------- -------- ---------- ---------- ---------- ------------   ----------
Investiment at 12.31.02            74,082    239,862    61,297    66,412     223,629     48,575      10,179      724,036
                                  ========== ========= ======== ========== ========== ========== ==========     ==========

10       Property, Plant and Equipment


                                                    Company                           Consolidated
                                              ---------------------   ------------------------------------------

                                              03.31.03  12.31.02             03.31.03                12.31.02
                                              ---------------------   ------------------------------------------
                               Average annual
                                 depreciation   Net       Net                  Accumulate    Net       Net
                                     rate - %   balance   balance     Cost     depreciation  balance   balance
                               ---------------- --------- ---------   -------  ------------ --------- ---------

Assets and installations in
    service
    Switching equipment                 14.29         -         -     161,793      (83,429)    78,364    82,655
    Transmission equipment              14.29         -         -     704,752     (437,661)   267,091   290,773
    Terminal equipment              12,5 a 50         6         6      63,255      (44,939)    18,316    21,234
    Infrastructure                     4 a 20       308       355      66,980      (22,150)    44,830    44,336
    Assets for general use            10 a 20     1,541     1,701      56,611      (28,706)    27,905    29,044
    Software                               20       918     1,016     139,942      (54,707)    85,235    83,161
                                                --------- ---------   -------  ------------ --------- ---------
                                                   2,773    3,078   1,193,333     (671,592)   521,741   551,203

Land                                                  -         -       1,318             -     1,318     1,318
Assets and installations in
    progress                                        642       621      17,729             -    17,729    28,389
                                                --------- ---------   -------  ------------ --------- ---------

                                                  3,415     3,699   1,212,380     (671,592)   540,788   580,910
                                                ========= ========= =========  ============ ========= =========

11       Loans and financing


                                                                                       Consolidated
                                                                                 -------------------------

                                                                                    03.31.03     12.31.02
                                                                                 ------------ ------------
Foreign currency:

Loan in the amount of US$ 50,000,000, bearing interest based on the Libor rate for 3 months deposits + 1.7750% p.a., subject matter of a hedging operation for
which the rate is 100% of the CDI monthly variation to final maturity                  96,723      114,517

Loan in the amount of US$ 3,844,000 at 12.31.02 bearing fixed interest based on the Libor rate + 0.4% p.a., subject matter of a hedging operation for which the
rate is 100% of CDI monthly rate variation to final maturity                               -         9,218
                                                                                 ------------ ------------

                                                                                      96,723      123,735
                                                                                 ------------ ------------

Short-term amortizable amount                                                       (38,187)     (46,269)
                                                                                 ------------ ------------

Long-term amortizable amount                                                          58,536       77,466
                                                                                 ============ ============

The loan from the European Bank of Investment has financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with these covenants.

Loans are guaranteed by promissory notes in the amount of principal and interest due and by sureties of Tele Nordeste Celular Participacoes S.A.

The long-term loan portion matures up to 2005, as shown below:


                                                    Consolidated
                                         --------------------------------
                                           03.31.2003       12.31.2002
                                         ---------------  ---------------
         2004                                    47,232           38,733
         2005                                    11,304           38,733
                                         ---------------  ---------------
                                                 58,536           77,466
                                         ===============  ===============

The Company entered into hedge operations aimed at protecting it from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract outstanding at the balance sheet date is R$ 96.723 and the operation matures at the same date of the loan contract.


12       Debentures

On October 2, 2000, Telpe Celular S.A. issued 20,000 simple debentures, nonconvertible into nominative, registered shares of subordinate type, with a unit value of R$ 10, totaling R$ 200,000 on the date of issue.

This was performed in a single series with a maturity date of October 2, 2003, with the guarantee of Tele Nordeste Celular Participacoes S.A. The debentures of this issue will be redeemed at their face value, plus 103% of the CDI remuneration accumulated over the period between the issue date and effective payment date. Interest is paid semiannually.

Debentures have financial covenants that are quarterly monitored. The financial covenants valuate the evolution of the relation between the EBITDA and the net financial expenses and the evolution of net revenue. The Company complies with the covenants.

13       Shareholders' Equity

a)       Capital

The authorized capital is 700,000,000,000 shares, according to the Company's bylaws.

At March 31, 2003 and December 31, 2002, subscribed and paid up capital was divided into 345.739.619.789 nominative shares, of which 130.753.135.918 are common and 214.986.483.871 are preferred, all without par value.

Preferred shares have no voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of capital stock subscribed by the total number of Company shares.

According to its bylaws, Tele Nordeste Celular Participacoes S.A. should distribute 25% of net income, adjusted in accordance with paragraphs II and II of Law No. 6,404/76, as dividends for each business year ending December 31. This shall be distributed as minimum compulsory dividends to all shareholders, while complying with the determination of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

The amount corresponding to the minimum compulsory dividends will be destined to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares shall follow to the same limit as that for the preferred shares; the balance, should there be any, shall be distributed equally to all shares.

It is assured to the holders of preferred shares, annually, the right of receiving dividend per share corresponding to 3% (three percent) of net equity per share as per the latest balance sheet approved, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criteria, described in the preceding paragraph. . b) Capital reserve - Special premium reserve

This reserve was set up during the corporate reorganization process as stated in
Note 2, against net assets incorporated and represents the amount of future tax benefits resulting from amortization of premium. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by kind and class, at the time of issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission.

The tax benefit recorded in 2000, from the incorporated premium, was R$ 204,068, of which R$ 25,180 were realized in 2002 and will be used for capital increase, after the approval of the Shareholder's Meeting.


c)       Income reserves


Statutory reserve

This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to 80% (eighty percent) of the amount of capital, and has the objective of expanding the company's business.

Reserve for dividends payable

The Shareholders Meeting of April 4, 2002 approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. The Shareholder's Meeting of March 14, 2003 approved the distribution of R$ 2,244, referring to the reserve for dividends payable.

d)       Retained earnings

The remaining net income balance for the year ended December 31, 2002, adjusted according to Article 202 of Law No. 6,404/76, in the amount of R$ 84,484, composes the balance of the retained earnings account as of March, 31 2003, and was retained in order to allow for the retention of profits by subsidiaries for purposes of expanding their plants, as per the capital budget presented to and approved by the Shareholders Meeting of March 14, 2003.


14       Financial Instruments

The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, in March 31, 2002, their fair values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

Criteria, assumptions and limitations considered in calculating fair values are described as follows:

Cash and cash equivalents

The fair values of balances held in current accounts in banks and short-term investments are identical to their carrying values.

Intercompany loans receivable/payable

The fair values are identical to their carrying values since there are no similar instruments.

Recoverable deferred taxes

The fair values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes relative to temporary additions and tax losses.

                            Loans and financing

The fair values of loans and financing were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.

Derivatives

It is the Company's policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments, which allow control of risks. The majority of derivative contracts are for swaps, using fixed interest rates as a hedging instrument for its loans.

The carrying balances of the financial instruments included in the balance sheets do not present significant differences from their fair values as of March 31, 2003.

The fair values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.


15       Insurance

At March 31, 2003, Tele Nordeste Celular Participacoes S.A. and its subsidiaries had insurance cover against fire and sundry risks on their fixed asset items, for amounts considered sufficient to cover possible losses.

16       Pension Plan - TimPrev

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebras system, under the administration of the Fundacao Sistel de Seguridade Social - Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebras System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

In this sense, on November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV - NORDESTE (Regulamento do Plano de Beneficios TIMPREV - NORDESTE) in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

It should be pointed out that the migration to the new plan is optional and that it could be exercised up to January 29, 2003 for purposes of total use of the bonus offered as incentives, which result from the exceeding amounts of the prior benefits plan.

With the TIMPREV regulations in hand, actions through the Human Resources area were taken, including the use of internal facilitators, for the disclosure among the participants of the differences of the new plan in relation to the prior one. This methodology is decisive for the success of migration, which is occurring naturally, by which the participant in opting for the TIMPREV does it in an irreversible manner, thus extinguishing his/her rights linked to the PBS benefit plan (defined benefit) and to the PAMA.

As an extension of the migration process commented above, it should be mentioned that, as it occurs, the risk of the sponsor in relation to eventual actuarial deficits decreases, due to the characteristics of the defined contribution plans.

Up to January 29, 2003, the migration performance represented 87.10% of adherence.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

    o   Regular retirement pension
    o   Anticipated retirement pension
    o   Invalid (disability) pension
    o   Deferred proportional benefit
    o   Death pension

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TELE NORDESTE CELULAR PARTICIPACOES S.A.

Date:    May 1, 2003

                                     By        WALMIR URBANO KESSELI
                                        ------------------------------
                                        Name:  Walmir  Urbano Kesseli
                                        Title: Chief Financial Officer